Filed by SatixFy Communications Ltd. / Endurance Acquisition Corp.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Endurance Acquisition Corp.
Commission File No. 001-40810
Date: April 5, 2022

SatixFy Elevates Yoav Leibovitch to Co-Chairman

•	As part of a planned management transition related to its forthcoming public listing via business combination with Endurance Acquisition Corp. (NASDAQ: EDNC), SatixFy has hired and will soon announce a new CEO to lead its next phase of growth as a publicly traded company
•	Co-Founder and CFO Yoav Leibovitch named as Co-Chairman of the Board
•	Co-Founder and CEO Yoel Gat will also remain with the company as Co-Chairman of the Board.

New York, NY and Rehovot, Israel – April 5, 2022 – SatixFy Communications Ltd. (“SatixFy”), a leader in next-generation satellite communication systems based on in-house developed chipsets, today announced that Co-Founder and Chief Financial Officer Yoav Leibovitch has been named to the role of Co-Chairman of the Board. In addition, the company is also announcing that it has hired a new CEO, expected to join the company on June 26, 2022. These announcements are the culmination of a succession planning process that began in the Fall of 2021 when SatixFy began to pursue a business combination with Endurance Acquisition Corp. (“Endurance”) with the intent of becoming a publicly traded company. SatixFy Co-Founder and CEO Yoel Gat will be transitioning from the role of CEO but will remain with the Company as Co-Chairman of the Board. Mr. Gat has been a major driving force behind the company’s growth to date. His vision led to SatixFy’s current technology leadership position, and the depth of talent and institutional knowledge he has brought to SatixFy will serve it as SatixFy executes on its vision going forward.

“While we have enjoyed great success since Yoav and I co-founded the company in 2012, I believe we have barely scratched the surface of the opportunity ahead,” said Mr. Gat. “With that in mind, we have been engaged in extensive discussions with our Board of Directors and our shareholders in recent months about the next phase of growth for SatixFy and I am excited to have Yoav Leibovitch, my unbelievable partner for over 30 years, as a Co-Chairman of the board of directors. As we prepare to enter the public markets, it is time for me to hand over the day-to-day leadership of the company to an experienced CEO. Our new CEO will bring over a decade of experience as a CEO. His experience in the broader communications verticals will provide added depth to SatixFy’s management team as we enter a phase of expected business growth and the transition to the public markets with Endurance Acquisition Corp.”

SatixFy expects to announce the name of the new CEO in the coming weeks, as soon as he is free to do so in his current position. He will bring significant technology leadership, communication industry know-how and public company experience to SatixFy’s strong executive team, which includes Mr. Leibovitch, President Simona Gat, and Chief Technology Officer Doron Rainish, who have worked together with the broader leadership team to develop the vision, strategy and priorities of the business.

“We are very pleased with the results of our CEO search that began last year,” said Mr. Leibovitch. “Our new CEO has significant experience running public companies, and his experience in RF and communications will be very helpful as we scale the business in coming years. We are proud of what we have achieved to date, and believe that he is the right person to execute on our strategic plan to make SatixFy a significant player in space-based communications.”

On March 8, 2022, SatixFy announced that it had entered into a definitive business combination agreement with Endurance, a publicly traded special purpose acquisition company formed by an affiliate of Antarctica Capital, an international private equity firm.

About SatixFy

SatixFy is developing satellite communications systems, including satellite payloads, user terminals and modems, all of which are powered by its proprietary chips. Its modems, with Software Defined Radio (SDR) and Electronically Steered Multi Beam Antennas (ESMA), are designed to support the most advanced communications standards, such as DVB-S2X. SatixFy’s ASICs and RFICs are designed to improve significantly on current generation satellite communications system performance and reduce the weight and power requirements of terminals, payloads and save real estate for gateway equipment. The company delivers advanced VSATs and multi-beam electronically steered antenna arrays for a variety of mobile applications and services such as LEO, MEO and GEO satellite communications systems, Aero/in-flight connectivity systems, communications-on-the-move applications, satellite-enabled Internet-of-Things and machine-to-machine devices. SatixFy was founded in 2012, and is headquartered in Rehovot, Israel with additional offices in the United States, United Kingdom and Bulgaria. (www.SatixFy.com).

About Endurance Acquisition Corp.

Endurance is a special purpose acquisition company formed by an affiliate of Antarctica Capital, an international private equity firm, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Endurance was founded on April 23, 2021 and is headquartered in New York, NY.

Important Information About the Proposed Transaction and Where to Find It

The proposed business combination will be submitted to shareholders of Endurance for their consideration. SatixFy intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to Endurance’s shareholders in connection with Endurance’s solicitation for proxies for the vote by Endurance’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to SatixFy’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, Endurance will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. Endurance’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with Endurance’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Endurance, SatixFy and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Endurance, without charge, at the SEC's website located at www.sec.gov or by directing a request to Endurance Acquisition Corp., 630 Fifth Avenue, 20th Floor, New York, NY 10111.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTION PURSUANT TO WHICH ANY SECURITIES ARE TO BE OFFERED OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of SatixFy’s and Endurance’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of SatixFy and Endurance. These forward-looking statements are subject to a number of risks and uncertainties, including the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination; the outcome of any legal proceedings that may be instituted against SatixFy or Endurance, the combined company or others following the announcement of the proposed business combination; the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of SatixFy or Endurance or to satisfy other conditions to closing; changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; the ability to meet stock exchange listing standards following the consummation of the proposed business combination; the risk that the proposed business combination disrupts current plans and operations of SatixFy as a result of the announcement and consummation of the proposed business combination; the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the proposed business combination; changes in applicable laws or regulations; SatixFy’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; any downturn or volatility in economic conditions; the effects of COVID-19 or other epidemics; changes in the competitive environment affecting SatixFy or its customers, including SatixFy’s inability to introduce new products or technologies; the impact of pricing pressure and erosion; supply chain risks; risks to SatixFy’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against SatixFy; the possibility that SatixFy or Endurance may be adversely affected by other economic, business and/or competitive factors; SatixFy's estimates of its financial performance; risks related to the fact that SatixFy is incorporated in Israel and governed by Israeli law; and those factors discussed in Endurance’s final prospectus dated September 14, 2021 and Annual Report on Form 10-K for the fiscal year ended December 31, 2021, in each case, under the heading “Risk Factors,” and other documents of Endurance filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither SatixFy nor Endurance presently know or that SatixFy and Endurance currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect SatixFy’s and Endurance’s expectations, plans or forecasts of future events and views as of the date of this press release. SatixFy and Endurance anticipate that subsequent events and developments will cause SatixFy’s and Endurance’s assessments to change. However, while SatixFy and Endurance may elect to update these forward-looking statements at some point in the future, SatixFy and Endurance specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing SatixFy’s and Endurance’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in Solicitation

Endurance, SatixFy and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Endurance’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Endurance’s shareholders in connection with the proposed business combination will be set forth in Endurance’s proxy statement / prospectus when it is filed with the SEC. You can find more information about Endurance’s directors and executive officers in Endurance’s final prospectus dated September 14, 2021 and Annual Report on Form 10-K for the fiscal year ended December 31, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Contacts

For SatixFy:

Investor Contact:

Kevin Hunt

SatixFyIR@icrinc.com

Media Contact:

Helena Itzhak

Helena.itzhak@satixfy.com

Media Contact:

Brian Ruby

ICR Inc.

SatixFyPR@icrinc.com